

March 17, 2016

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

      Re: Smart Trust 235
             File Nos. 333-209725 and 811-21429

Dear Mr. Anderson:

On February 25, 2016, you filed a registration statement on Form S-6 for Smart Trust 235, consisting of a unit investment trust, Healthcare Innovations Trust, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Principal Investment Strategy (Page A-3)

1. The last sentence of the second paragraph states that, under normal market conditions, at least 80% of the Trust's net assets will be invested in securities of companies in the health care sector as classified by the Global Industrial Classification Standard. Since the Trust's name includes the words "Healthcare Innovations", please revise this 80% investment policy to state the criteria the Trust uses to determine that a company qualifies as a healthcare *innovator* for purposes of this policy. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

2. The second sentence of the third paragraph states that constituents of the Index must have a market capitalization of no less than $1 billion and no more than $50 billion. On page A-4, under "Principal Risk Considerations", please add the corresponding risks of investments in companies within this market capitalization range (*e.g.*, risks of investing in small and mid capitalization issuers).

3. The last two sentences of the third paragraph set forth certain criteria with respect to drug development that companies must satisfy to be included in the Index. Please clarify this disclosure in plain English. *See* Rule 421 under the Securities Act of 1933 ("Securities

Act"). For example, please clarify the meaning of "breakthrough, fast track or orphan drug status". *See* Rule 421(b)(4) under the Securities Act.

4. The first sentence of the fourth paragraph states that the number of stocks in the Index is fixed at 30 at the time of each reconstitution. Please disclose whether the Trust will be invested in all 30 stocks that are constituents of the Index. If not, please disclose the number of Index stocks in which the Trust will invest.

Principal Risk Considerations (Page A-4)

5. The fifth bullet point states that the Trust is concentrated in securities issued by companies in the health care sector. Please expand this risk factor to add the specific risks of the health care sector that will apply to the companies in which the Trust will invest. For example, please describe the risks relating to obtaining regulatory approval for drugs and that such approvals may not be granted.

GENERAL COMMENTS

6. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel